UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

Under the Securities Exchange Act of 1934

 (Amendment No. 12)1

BCSB Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

055367 10 6
(CUSIP Number)

December 31, 2010
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       Rule 13d-1(b)

        Rule 13d-1(c)

       Rule 13d-1(d)

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP NO. 055367 10 6	13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: BCSB Bancorp, Inc. Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 184,537
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 184,537
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,537
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.78% (1)
12	TYPE OF REPORTING PERSON EP
(1) Based on 3,192,119 shares of common stock outstanding as of December 31, 2010.

CUSIP NO. 055367 10 6	13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS: Ernest A. Moretti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,462 (1)
	6	SHARED VOTING POWER 184,977 (2)
	7	SOLE DISPOSITIVE POWER 5,394
	8	SHARED DISPOSITIVE POWER 184,977 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,439
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.06% (3)
12	TYPE OF REPORTING PERSON IN
(1)	Includes 687 shares subject to options which are exercisable within 60 days and 3,068 shares of unvested restricted stock over which Mr. Moretti has sole voting power but no dispositive power.
(2)
Consists of 184,537 shares held by the BCSB Bancorp, Inc. Employee Stock Ownership Plan Trust (the “ESOP Trust”), of which the reporting person serves as a trustee.  Mr. Moretti may be deemed to have beneficial ownership of the ESOP Trust shares.  Mr. Moretti disclaims beneficial ownership of all shares held by the ESOP Trust.  The amount also includes 440 shares held in Mr. Moretti’s Deferred Compensation Plan account over which he has a direct pecuniary interest as a participant in such plan.

(3)	Assumes options to acquire 687 shares have been exercised. Based on 3,192,119 shares of common stock outstanding as of December 31, 2010.

CUSIP NO. 055367 10 6	13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS: William J. Kappauf, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,778 (1)
	6	SHARED VOTING POWER 259,760 (2)
	7	SOLE DISPOSITIVE POWER 4,710
	8	SHARED DISPOSITIVE POWER 259,760 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,538 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.37% (4)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 3,158 shares subject to options which are exercisable within 60 days and 3,068 shares of unvested restricted stock over which Mr. Kappauf has sole voting power but no dispositive power.
(2)
Includes 184,537 shares held by the ESOP Trust, 55,905 shares held by the BCSB Bancorp, Inc. Deferred Compensation Plan Trust (the “DCP Trust”) and 19,318 shares held by the Baltimore Savings Bank Foundation, Inc. (the “Foundation”), of which the reporting person serves as a trustee.  Mr. Kappauf may be deemed to have beneficial ownership of the ESOP Trust shares, the DCP Trust shares and the Foundation shares.  Mr. Kappauf disclaims beneficial ownership of all shares held by the ESOP Trust and the Foundation.  With respect to the DCP Trust, Mr. Kappauf disclaims beneficial ownership of all shares held by the DCP Trust, except for the 1,852 shares over which he has a direct pecuniary interest as a participant in the Deferred Compensation Plan.

(3)	Assumes options to acquire 3,158 shares have been exercised. Based on 3,192,119 shares of common stock outstanding as of December 31, 2010.

CUSIP NO. 055367 10 6	13G/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS: Michael J. Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,409 (1)
	6	SHARED VOTING POWER 206,804 (2)
	7	SOLE DISPOSITIVE POWER 30,341
	8	SHARED DISPOSITIVE POWER 206,804 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,213
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.51% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 3,158 shares subject to options which are exercisable within 60 days and 3,068 shares of unvested restricted stock over which Mr. Klein has sole voting power but no dispositive power.
(2)
Includes 184,537 shares held by the ESOP Trust and 19,318 shares held by the Foundation, of which the reporting person serves as a trustee, and as to which shares Mr. Klein may be deemed to have beneficial ownership.  Mr. Klein disclaims beneficial ownership of all shares held by the ESOP Trust and the Foundation.  The amount also includes 2,949 shares held in Mr. Klein’s Deferred Compensation Plan account over which he has a direct pecuniary interest as a participant in such plan.

(3)	Assumes options to acquire 3,158 shares have been exercised. Based on 3,192,119 shares of common stock outstanding as of December 31, 2010.

Page 6 of 9 Pages

United States
Securities and Exchange Commission
Washington, D.C.  20549

Item 1(a).  Name of Issuer:  BCSB Bancorp, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

4111 East Joppa Road, Suite 300
Baltimore, Maryland 21236

Item 2(a).  Name of Person(s) Filing:

The reporting persons are: the BCSB Bancorp, Inc. Employee Stock Ownership Plan (“ESOP”); Ernest A. Moretti, who serves as a trustee of the ESOP Trust; William J. Kappauf, Jr. who serves as a trustee of the ESOP Trust, the BCSB Bancorp, Inc. Deferred Compensation Plan Trust (the “DCP Trust”) and the Baltimore County Savings Bank Foundation, Inc. (the “Foundation”); and Michael J. Klein who serves as a trustee of the ESOP Trust and the Foundation.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

Same as Item 1(b) for all reporting persons.

Item 2(c).  Citizenship:

See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d).  Title of Class of Securities: Common Stock, par value $0.01 per share.

Item 2(e).   CUSIP Number:  055367 10 6

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f)	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

           Items (a), (b), (c), (d), (e), (g), (h), (i), (j) and (k) hereof are not applicable.  This amended Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the 3(f) classification, and by each of the other reporting persons, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.  Exhibit A discloses the relationship between all persons who are parties to this filing.

Item 4.   Ownership.

(a)	Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

Page 7 of 9 Pages

(b)	Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

(c)	Number of Shares as to Which Such Person Has: See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.    Ownership of Five Percent or Less of A Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

BCSB Bancorp Inc. Employee Stock Ownership Plan:                      □
Michael J. Klein:                                                                                      □
William J. Kappauf, Jr.:                                                                           □
Ernest A. Moretti:                                                                                   □

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Page 8 of 9 Pages

Item 10.  Certifications.

By signing below, each signatory in the capacity of a Trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BCSB Bancorp, Inc. Employee Stock Ownership Plan
   By Its Trustees:

/s/ Ernest A. Moretti	February 14, 2011
Ernest A. Moretti, as Trustee

/s/ William J. Kappauf, Jr.	February 14, 2011
William J. Kappauf, Jr., as Trustee

/s/ Michael J. Klein	February 14, 2011
Michael J. Klein, as Trustee

/s/ Ernest A. Moretti	February 14, 2011
Ernest A. Moretti, as an Individual Stockholder

/s/ William J. Kappauf, Jr.	February 14, 2011
William J. Kappauf, Jr., as an Individual Stockholder

/s/ Michael J. Klein	February 14, 2011
Michael J. Klein, as an Individual Stockholder

Exhibit A

The assets of the ESOP Trust, DCP Trust and the Foundation are held in trust by the Trustees, who have a fiduciary duty to act in the best interests of each Trust’s respective beneficiaries. In their respective capacities as Trustees of the ESOP Trust, DCP Trust and the Foundation, the Trustees generally hold all shares of the Issuer’s common stock for the benefit of the beneficiaries of the respective Trusts.

Exhibit 99

AGREEMENT RELATING TO FILING OF
JOINT STATEMENT PURSUANT TO
RULE 13d-1(k) UNDER THE
SECURITIES ACT OF 1934, AS AMENDED

The undersigned agree that Amendment No. 12 to the Statement on Schedule 13G to which this Agreement is attached is filed on behalf of each of them.

Date:  February 14, 2011

BCSB Bancorp, Inc. Employee Stock Ownership Plan
  By Its Trustees:

/s/ Ernest A. Moretti	February 14, 2011
Ernest A. Moretti, as Trustee

/s/ William J. Kappauf, Jr.	February 14, 2011
William J. Kappauf, Jr., as Trustee

/s/ Michael J. Klein	February 14, 2011
Michael J. Klein, as Trustee

/s/ Ernest A. Moretti	February 14, 2011
Ernest A. Moretti, as an Individual Stockholder

/s/ William J. Kappauf, Jr.	February 14, 2011
William J. Kappauf, Jr., as an Individual Stockholder

/s/ Michael J. Klein	February 14, 2011
Michael J. Klein, as an Individual Stockholder